United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

MATERIAL INFORMATION RELEASE

      In compliance with the provisions of Article 157, paragraph 4, of Law nº 6,404/76 and of CVM Instruction nº 358/2002, ARACRUZ CELULOSE S.A. announces that:

     1. On this date the members of the Company’s Board of Directors were informed by the Company’s internal controls and compliance committees that the Company’s current exposure to the financial derivatives instruments (called "Target Forward") has been strongly affected by the recent US Dollar trade prices instability, caused by the high volatility moment experienced by the markets throughout the world.

     2. The Company’s Board of Directors were also told that: (i) the maximum loss volume on derivative transactions and also the total exposure to futures contracts based on U.S. Dollars may have exceeded the limits set forth in Company’s Financial Policy approved by the Board of Directors; (ii) the Company’s management has been taking all measures necessary to gradually reduce the Company’s exposure to such derivatives transactions so as to minimize the impact in the Company´s business; (iii) to enhance the Company's related internal control; and (iv) in order to provide information to the Chief Executive Officer and also to the members of the Company’s Board of Directors, it was necessary to verify and determine the current market value of the Company’s open interests and total exposures for which purpose the Company has hired a specialized firm. The Chief Financial and Investor Relations Officer formally requested on this date a leave of absence. The Board of Directors resolved that the Company’s management will continue to use its efforts during the following months in order to reduce the impact caused by the exposure to the derivatives instruments mentioned above.

     3. Although the work of the external specialized firm is not yet concluded, the only remaining exposure of the Company to the US Dollar refers to the selling of the aforementioned derivatives, only to reflect the marking to market of such contracts – effected under the influence of the current extreme volatility of the markets. The Company’s cash currently amounts to approximately US$ 500 million. There is currently no indication that any potential adjustments, as a consequence of the pending derivative contracts analysis, will materially affect the Company’s cash account.

     4. Notwithstanding the above, the Company’s Board of Directors decided to disclose all available information related to the facts described herein, even before the presentation of the third trimester quarterly financial results, aiming at informing the market about the Company’s exposure to the US Dollar.

     5. As soon as the analysis of the current market value of the Company’s position in the contracts to which it is still a party is completed, the results will be promptly disclosed to the market based on the financial information at September 30, 2008.

Aracruz, September 25, 2008.

Carlos Alberto Vieira Chairman of the Board of Directors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer